UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 21, 2019

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports Fourth-Quarter and Full-Year 2018 Results,” dated February 21, 2019.

Exhibit

1.	Press Release dated February 21, 2019

Textainer Group Holdings Limited

Reports Fourth-Quarter and Full- Year 2018 Results

HAMILTON, Bermuda – (BUSINESS WIRE) – February 21, 2019 –Textainer Group Holdings Limited (NYSE: TGH) (“Textainer”, “the Company”, “we” and “our”), one of the world’s largest lessors of intermodal containers, today reported financial results for the fourth-quarter and full-year ended December 31, 2018.

Key Financial Information (in thousands except for per share and TEU amounts) and Business Highlights:

	QTD		Full-Year
	Q4 2018	Q3 2018	2018	2017
Lease rental income (1)	$157,115	$157,760	$612,704	$549,454
Gain on sale of owned fleet containers, net	$9,591	$8,450	$36,071	$26,210
Income from operations	$56,334	$37,156	$194,426	$143,866
Net income attributable to Textainer Group Holdings Limited common shareholders	$12,241	$1,913	$50,378	$19,365
Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$0.21	$0.03	$0.88	$0.34
Adjusted net income (2)	$11,917	$4,815	$51,471	$23,165
Adjusted net income per diluted common share (2)	$0.21	$0.08	$0.90	$0.41
Adjusted EBITDA (2)	$115,000	$113,697	$443,090	$374,541
Average fleet utilization	98.6%	98.0%	98.1%	96.4%
Total fleet size at end of period (TEU)	3,354,724	3,451,293	3,354,724	3,279,892
Owned percentage of total fleet at end of period	78.9%	76.8%	78.9%	74.6%

(1)	“Lease rental income” includes both owned and managed fleet lease rental income. See note (a) within the attached Condensed Consolidated Statements of Comprehensive Income.

(2)

“Adjusted net income” and “adjusted EBITDA” are Non-GAAP Measures that are reconciled to GAAP measures in section “Reconciliation of GAAP financial measures to non-GAAP financial measures” below. Section “Reconciliation of GAAP financial measures to non-GAAP financial measures” provides certain qualifications and limitations on the use of Non-GAAP Measures.

•

Lease rental income of $157.1 million for the fourth quarter, as compared to $157.8 million in the third quarter. Lease rental income of $612.7 million for the full year, an increase of $63.3 million (or 11.5%) from the prior year;

•

Gain on sale of owned fleet containers, net, of $9.6 million for the fourth quarter, an increase of $1.1 million (or 13.5%) from the third quarter. Gain on sale of owned fleet containers, net, of $36.1 million for the full year, an increase of $9.9 million (or 37.6%) from the prior year;

•

Adjusted net income of $11.9 million for the fourth quarter, or $0.21 per diluted common share, as compared to $4.8 million, or $0.08 per diluted common share in the third quarter. Adjusted net income of $51.5 million for the full year, or $0.90 per diluted common share, as compared to $23.2 million, or $0.41 per diluted common share in the prior year;

•

Adjusted EBITDA of $115.0 million for the fourth quarter, an increase of $1.3 million (or 1.1%) from the third quarter. Adjusted EBITDA of $443.1 million for the full year, an increase of $68.5 million (or 18.3%) from the prior year;

•

Utilization averaged 98.6% for the fourth quarter, an improvement of 60 basis points over the third quarter, and is currently at 98.3%. Utilization averaged 98.1% for the full year, an improvement of 170 basis points over the prior year; and

•	Container investments of approximately $830 million accepted into our owned and managed fleet during the year.

“2018 was a strong year for Textainer, as we delivered lease rental income of $612.7 million, an increase of 11.5% over the prior year.  We leased out over 500 KTEU during the year, three-quarters of which was new production at an average yield of 11%.  We delivered adjusted EBITDA growth of 18.3% to $443.1 million.  Our average utilization for the year of 98.1% was in improvement of 170 basis points over the prior year,” stated Olivier Ghesquiere, President and Chief Executive Officer of Textainer Group Holdings Limited.

“While we are pleased with our performance for the year, concerns and uncertainty around the ongoing trade frictions and slower global economic growth forecast served as a headwind to market activity in the fourth quarter.  Accordingly, fourth quarter lease rental income of $157.1 million was flat sequentially to the third quarter, driven by the low level of on-hire activity and reduced production volumes in the fourth quarter.”

Ghesquiere continued, “As we look at the industry through the global perspective, we are cautiously optimistic about the market outlook. While macro uncertainty persists, we are encouraged by low turn-in bookings, high utilizations, favorable container resale environment, and reasonable inventory levels.  We continue to strengthen our business, with a focus on driving disciplined profitability, and we believe we are well-positioned to capitalize on potential market opportunities and create shareholder value.”

Fourth-Quarter and Full- Year Results

Lease rental income decreased $0.6 million from the third quarter of 2018 due to a slight decrease in fleet size, partially offset by higher utilization and increases in the average rental rates of the fleet. Lease rental income for the year increased $63.3 million from 2017 due to a larger fleet size, higher utilization and increases in the average rental rates of the fleet.

Gain on sale of owned fleet containers, net, increased $1.1 million from the third quarter of 2018 due to an increase in the number of containers sold, partially offset by a reduction in the average gain per container sold. Gain on sale of owned fleet containers, net, for the year increased $9.9 million from 2017 due to an increase in the average gain per container sold, partially offset by a slight reduction in the number of containers sold.

Direct container expense – owned fleet decreased $1.4 million, compared to the third quarter of 2018, mostly due to lower repositioning expense. Direct container expense – owned fleet for the year decreased $1.5 million from 2017, mostly due to $6.8 million in lower storage cost resulting from higher average utilization, partially offset by $4.4 million in container recovery cost incurred for lessees that became insolvent in 2018.

Container impairment was $8.2 million for the quarter, consisting of a $4.6 million write-off for the estimated unrecoverable containers held by defaulted lessees and a $3.6 million impairment to write down the value of containers held for sale to their estimated fair value less cost to sell. Container impairment was $26.8 million for the year consisting primarily of a $12.6 million write-off for the estimated unrecoverable containers held by defaulted lessees and $13.0 million in impairments to write down the value of containers held for sale to their estimated fair value less cost to sell, of which $6.9 million resulted from unleasable containers moved to disposal. These containers were primarily reefer units, many of them recovered from Hanjin, for which there were no near-term lease opportunities due to various technical and commercial factors.

Depreciation expense increased $0.7 million from the third quarter of 2018 and $4.7 million from the year 2017. The year over year increase was primarily due to fleet growth, partially offset by the decrease due to an increase in future residual values effective July 1, 2017.

General and administrative expense decreased $1.8 million from the third quarter of 2018 mostly due to $2.4 million in costs associated with departing senior executive personnel recorded in the third quarter of 2018 with no comparable charge in the fourth quarter of 2018. General and administrative expense for the year increased $4.6 million from 2017 mostly due to a $4.7 million increase in compensation costs, including the above $2.4 million in costs associated with departing senior executive personnel and a $1.0 million increase in short-term incentive compensation costs.

A gain on insurance recovery of $8.7 million was recorded in 2018, which related to the final insurance settlement of the Hanjin bankruptcy for insurable costs including primarily unrecovered containers and incurred container recovery costs, net of the insurance deductible.

Interest expense for the quarter increased $0.9 million from the third quarter of 2018 and for the year increased $21.0 million compared to 2017.  The year over year increase was primarily due to higher borrowing costs resulting mostly from a higher average debt balance and higher interest rates. Realized gain on interest rate swaps, collars and caps, net, for the quarter was flat compared to the third quarter 2018 and for the year increased $6.4 million, compared to the 2017 due to the increase in interest rates.

Unrealized loss on interest rate swaps, collars and caps, net, was $8.0 million for the quarter and $5.6 million for the year, primarily resulting from a notable decrease in the forward LIBOR curve at the end of 2018 which reduced the value of our interest rate derivatives. Longer tenured and higher fixed rate swaps were also required to be traded during the periods to replace expiring lower fixed rate swaps.

Reclassification and Revisions to Previously Issued Consolidated Statements of Comprehensive Income

We have revised the presentation in our previously issued Consolidated Statements of Comprehensive Income for the first three quarters of 2018 and for the years ended December 31, 2017 and 2016. In connection with preparing our 2018 financial statements, we re-evaluated our fleet’s management agreements for managed containers and determined these agreements convey to the Company the right to control the managed fleet, therefore meeting the definition of a lease based on the guidance of ASC 840 Leases. As a result, lease management fee income, previously presented on a net basis, was reclassified and presented on a gross basis for all periods presented. Separately, we also decided to include short term incentive compensation expense and long term incentive compensation expense together within general and administrative expense. See note (a) and (c) within the attached Condensed Consolidated Statements of Comprehensive Income. These reclassifications have no impact to underlying income from operations or net income, as well as no resulting changes to the consolidated balance sheets and consolidated statement of cash flows.

Conference Call and Webcast

A conference call to discuss the financial results for the fourth quarter and full year 2018 will be held at 5:00 pm EDT on Thursday, February 21, 2019. The dial-in number for the conference call is 1-877-407-9039 (U.S.) and 1-201-689-8470 (outside the U.S.). The participant passcode for both dial-in numbers is 13686662. The call and archived replay may also be accessed via webcast on Textainer’s Investor Relations website at http://investor.textainer.com.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is one of the world’s largest lessors of intermodal containers with more than 3 million TEU in our owned and managed fleet. We lease containers to approximately 250 customers, including all of the world’s leading international shipping lines, and other lessees. Our fleet consists of standard dry freight, refrigerated intermodal containers, and dry freight specials. We also lease tank containers through our relationship with Trifleet Leasing and are the primary supplier of containers to the U.S. Military. Textainer is one of the largest and most reliable suppliers of new and used containers. In addition to selling older containers from our lease fleet, we buy older containers from our shipping line customers for trading and resale. We sold an average of almost 140,000 containers per year for the last five years to more than 1,500 customers making us one of the largest sellers of used containers. Textainer operates via a network of 14 offices and approximately 500 independent depots worldwide.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and include, without limitation, statements regarding: (i) being cautiously optimistic about the market outlook, and (ii) being well positioned to capitalize on potential market opportunities and create shareholder value. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation, the following items that could materially and negatively impact our business, results of operations, cash flows, financial condition and future prospects: any deceleration or reversal of the current domestic and global economic conditions; lease rates may decrease and lessees may default, which could decrease revenue and increase storage, repositioning, collection and recovery expenses; the demand for leased containers depends on many political and economic factors and is tied to international trade and if demand decreases due to increased barriers to trade or political or economic factors, or for other reasons, it reduces demand for intermodal container leasing; as we increase the number of containers in our owned fleet, we increase our capital at risk and may need to incur more debt, which could result in financial instability; Textainer faces extensive competition in the container leasing industry which tends to depress returns; the international nature of the container shipping industry exposes Textainer to numerous risks; gains and losses associated with the disposition of used equipment may fluctuate; our indebtedness reduces our financial flexibility and could impede our ability to operate; and other risks and uncertainties, including those set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information— Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 14, 2018.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Textainer Group Holdings Limited

Investor Relations

Phone: +1 (415) 658-8333

ir@textainer.com

###

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

Three Months and Years Ended December 31, 2018 and 2017

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended December 31,				Years Ended December 31,
	2018		2017		2018		2017
Revenue:
Lease rental income - owned fleet		$129,723		$116,297		$501,362		$444,888
Lease rental income - managed fleet (a)		27,392		29,633		111,342		104,566
Lease rental income		157,115		145,930		612,704		549,454

Management fees - non-leasing (a)		2,250		1,813		8,529		7,146

Trading container sales proceeds (b)		6,887		669		19,568		4,758
Cost of trading containers sold (b)		(5,583)		(456)		(16,118)		(3,302)
Trading container margin		1,304		213		3,450		1,456

Gain on sale of owned fleet containers, net (b)		9,591		8,305		36,071		26,210

Operating expenses:
Direct container expense - owned fleet		15,129		14,747		58,813		60,321
Distribution to managed fleet owners (a)		25,341		27,401		102,992		96,718
Depreciation expense		61,134		55,437		235,705		231,043
Container impairment		8,221		1,591		26,775		8,072
Amortization expense		502		1,045		3,721		4,092
General and administrative expense (c)		10,652		11,370		44,317		39,677
Bad debt expense (benefit), net		1,639		(640)		2,697		477
Gain on insurance recovery		(8,692)		-		(8,692)		-
Total operating expenses		113,926		110,951		466,328		440,400
Income from operations		56,334		45,310		194,426		143,866
Other (expense) income:
Interest expense		(36,589)		(29,089)		(138,427)		(117,475)
Write-off of unamortized deferred debt issuance costs and bond discounts		-		(84)		(881)		(7,550)
Interest income		556		205		1,709		613
Realized gain (loss) on interest rate swaps, collars and caps, net		1,287		296		5,238		(1,191)
Unrealized (loss) gain on interest rate swaps, collars and caps, net		(8,038)		2,881		(5,790)		4,094
Other, net		1		4		-		3
Net other expense		(42,783)		(25,787)		(138,151)		(121,506)
Income before income tax and noncontrolling interests		13,551		19,523		56,275		22,360
Income tax expense		(763)		(1,187)		(2,025)		(1,618)
Net income		12,788		18,336		54,250		20,742
Less: Net income attributable to the noncontrolling interests	(547)		(1,125)		(3,872)		(1,377)
Net income attributable to Textainer Group Holdings Limited common shareholders	$12,241		$17,211		$50,378		$19,365
Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$0.21		$0.30		$0.88		$0.34
Diluted	$0.21		$0.30		$0.88		$0.34
Weighted average shares outstanding (in thousands):
Basic	57,363		56,961		57,200		56,845
Diluted	57,511		57,505		57,487		57,159
Other comprehensive income:
Foreign currency translation adjustments		(45)		58		(127)		207
Comprehensive income		12,743		18,394		54,123		20,949
Comprehensive income attributable to the noncontrolling interests		(547)		(1,125)		(3,872)		(1,377)
Comprehensive income attributable to Textainer Group Holdings Limited common shareholders		$12,196		$17,269		$50,251		$19,572

(a)

Management fees for managed fleet leasing revenue for the periods ended December 31, 2017 have been reclassified to present the gross amount of revenue and expense under separate line items “lease rental income – managed fleet” and “distribution to managed fleet owners” to conform with the 2018 presentation. Management fees - non-leasing include acquisition fees and sales commission earned on the managed fleet.

(b)	Amounts for the periods ended December 31, 2017 have been reclassified to conform with the 2018 presentation.

(c)

Amounts for the periods ended December 31, 2017 have been reclassified out of the separate line items “short term incentive compensation expense” and “long term incentive compensation expense” and included within “general and administrative expense” to conform with the 2018 presentation.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

December 31, 2018 and 2017

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2018	2017
Assets
Current assets:
Cash and cash equivalents	$137,298	$137,894
Accounts receivable, net of allowance for doubtful accounts of $4,082 and $5,775, respectively	110,222	78,312
Net investment in direct financing and sales-type leases	39,270	56,959
Trading containers	40,852	10,752
Containers held for sale	21,874	22,089
Prepaid expenses and other current assets	12,855	12,243
Insurance receivable	9,814	15,909
Due from affiliates, net	1,692	1,134
Total current assets	373,877	335,292
Restricted cash	87,630	99,675
Containers, net of accumulated depreciation of $1,322,221 and $1,172,355, respectively	4,134,016	3,791,610
Net investment in direct financing and sales-type leases	127,790	125,665
Fixed assets, net of accumulated depreciation of $11,525 and $10,788, respectively	2,066	2,151
Intangible assets, net of accumulated amortization of $43,266 and $44,279, respectively	7,384	11,105
Interest rate swaps, collars and caps	5,555	7,787
Deferred taxes	2,087	1,563
Other assets	3,891	5,494
Total assets	$4,744,296	$4,380,342
Liabilities and Equity
Current liabilities:
Accounts payable	$5,151	$6,867
Accrued expenses	15,778	13,365
Container contracts payable	42,710	131,087
Other liabilities	219	235
Due to owners, net	8,322	11,131
Debt, net of unamortized deferred financing costs of $5,738 and $3,989, respectively	191,689	233,681
Total current liabilities	263,869	396,366
Debt, net of unamortized deferred financing costs of $22,248 and $20,045, respectively	3,218,138	2,756,627
Interest rate swaps, collars and caps	3,639	81
Income tax payable	9,570	9,081
Deferred taxes	7,039	5,881
Other liabilities	1,805	2,024
Total liabilities	3,504,060	3,170,060
Equity:
Textainer Group Holdings Limited shareholders' equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; 58,032,164 shares issued and 57,402,164 shares outstanding at 2018; 57,727,220 shares issued and 57,097,220 shares outstanding at 2017	581	578
Additional paid-in capital	406,083	397,821
Treasury shares, at cost, 630,000 shares	(9,149)	(9,149)
Accumulated other comprehensive loss	(436)	(309)
Retained earnings	813,979	763,601
Total Textainer Group Holdings Limited shareholders’ equity	1,211,058	1,152,542
Noncontrolling interests	29,178	57,740
Total equity	1,240,236	1,210,282
Total liabilities and equity	$4,744,296	$4,380,342

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Years Ended December 31, 2018 and 2017

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2018	2017
Cash flows from operating activities:
Net income	$54,250	$20,742
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	235,705	231,043
Container impairment	26,775	8,072
Bad debt expense, net	2,697	477
Unrealized loss (gain) on interest rate swaps, collars and caps, net	5,790	(4,094)
Amortization and write-off of unamortized deferred debt issuance costs and accretion of bond discounts	9,531	20,814
Amortization of intangible assets	3,721	4,092
Gain on sale of owned fleet containers, net	(36,071)	(26,210)
Gain on insurance recovery	(8,692)	—
Share-based compensation expense	7,355	6,083
Changes in operating assets and liabilities	(48,789)	(10,044)
Total adjustments	198,022	230,233
Net cash provided by operating activities	252,272	250,975
Cash flows from investing activities:
Purchase of containers and fixed assets	(854,383)	(300,125)
Payment for TW Container Leasing, Ltd capital restructuring	(29,658)	—
Proceeds from sale of containers and fixed assets	147,254	135,299
Receipt of payments on direct financing and sales-type leases, net of income earned	63,847	66,846
Insurance proceeds received for unrecovered containers	—	12,616
Net cash used in investing activities	(672,940)	(85,364)
Cash flows from financing activities:
Proceeds from debt	2,029,025	1,729,580
Principal payments on debt	(1,608,753)	(1,770,715)
Debt issuance costs	(10,252)	(27,702)
Dividends paid to noncontrolling interest	(1,996)	(2,496)
Issuance of common shares upon exercise of share options	130	961
Net cash provided by (used in) financing activities	408,154	(70,372)
Effect of exchange rate changes	(127)	207
Net (decrease) increase in cash, cash equivalents and restricted cash	(12,641)	95,446
Cash, cash equivalents and restricted cash, beginning of the year	237,569	142,123
Cash, cash equivalents and restricted cash, end of the year	$224,928	$237,569

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Reconciliation of GAAP financial measures to non-GAAP financial measures

Three Months and Years Ended December 31, 2018 and 2017

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

The following is a reconciliation of certain GAAP measures to non-GAAP financial measures (such items listed in (a) to (c)  below and defined as “Non-GAAP Measures”) for the three months and years ended December 31, 2018 and 2017, including:

(a)

net income attributable to Textainer Group Holdings Limited common shareholders to adjusted EBITDA (Adjusted EBITDA defined as net income attributable to Textainer Group Holdings Limited common shareholders before interest income and expense, write-off of unamortized deferred debt issuance costs and bond discounts, realized (gain) loss on interest rate swaps, collars and caps, net, unrealized loss (gain) on interest rate swaps, collars and caps, net, gain on insurance recovery, costs associated with departing senior executives, income tax expense, net income attributable to the noncontrolling interests (“NCI”), depreciation expense, container impairment, amortization expense and the related impact of reconciling items on net income attributable to the NCI);

(b)

net income attributable to Textainer Group Holdings Limited common shareholders to adjusted net income (defined as net income attributable to Textainer Group Holdings Limited common shareholders before the write-off of unamortized deferred debt issuance costs and bond discounts, unrealized loss (gain) on interest rate swaps, collars and caps, net, gain on insurance recovery, costs associated with departing senior executives, the related impact of reconciling items on income tax expense and net income attributable to the NCI); and

(c)

net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share to adjusted net income per diluted common share (defined as net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share before the write-off of unamortized deferred debt issuance costs and bond discounts, unrealized loss (gain) on interest rate swaps, collars and caps, net, gain on insurance recovery, costs associated with departing senior executives, the related impact of reconciling items on income tax expense and net income attributable to the NCI).

Non-GAAP Measures are not financial measures calculated in accordance with U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. Non-GAAP Measures are presented solely as supplemental disclosures. Management believes that adjusted EBITDA may be a useful performance measure that is widely used within our industry and adjusted net income may be a useful performance measure because Textainer intends to hold its interest rate swaps, collars and caps until maturity and over the life of an interest rate swap, collar or cap the unrealized loss (gain) will net to zero. Adjusted EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison.

Management also believes that adjusted net income and adjusted net income per diluted common share are useful in evaluating our operating performance because unrealized loss (gain) on interest rate swaps, collars and caps, net, is a noncash, non-operating item. We believe Non-GAAP Measures provide useful information on our earnings from ongoing operations. We believe that adjusted EBITDA provides useful information on our ability to service our long-term debt and other fixed obligations and on our ability to fund our expected growth with internally generated funds. Non-GAAP Measures have limitations as analytical tools, and you should not consider either of them in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are:

•	They do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;
•	They do not reflect changes in, or cash requirements for, our working capital needs;
•	Adjusted EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;
•

Although depreciation expense and container impairment are a noncash charge, the assets being depreciated may be replaced in the future, and neither adjusted EBITDA, adjusted net income or adjusted net income per diluted common share reflects any cash requirements for such replacements;

•	They are not adjusted for all noncash income or expense items that are reflected in our statements of cash flows; and
•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended		Years Ended
	December 31,		December 31,
	2018	2017	2018	2017
	(Dollars in thousands)		(Dollars in thousands)
	(Unaudited)		(Unaudited)
Reconciliation of adjusted net income:
Net income attributable to Textainer Group Holdings Limited common shareholders	$12,241	$17,211	$50,378	$19,365
Adjustments:
Write-off of unamortized deferred debt issuance costs and bond discounts	—	84	881	7,550
Unrealized loss (gain) on interest rate swaps, collars and caps, net	8,038	(2,881)	5,790	(4,094)
Gain on insurance recovery	(8,692)	—	(8,692)	—
Costs associated with departing senior executives	—	—	2,368	—
Impact of reconciling items on income tax expense	6	47	(478)	(56)
Impact of reconciling items on net income attributable to the noncontrolling interests	324	331	1,224	400
Adjusted net income	$11,917	$14,792	$51,471	$23,165
Reconciliation of adjusted net income per diluted common share:
Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$0.21	$0.30	$0.88	$0.34
Adjustments:
Write-off of unamortized deferred debt issuance costs and bond discounts	—	—	0.02	0.13
Unrealized loss (gain) on interest rate swaps, collars and caps, net	0.14	(0.05)	0.10	(0.07)
Gain on insurance recovery	(0.15)	—	(0.15)	-
Costs associated with departing senior executives	—	—	0.04	—
Impact of reconciling items on income tax expense	—	—	(0.01)	—
Impact of reconciling items on net income attributable to the noncontrolling interests	0.01	0.01	0.02	0.01
Adjusted net income per diluted common share	$0.21	$0.26	$0.90	$0.41

	Three Months Ended		Years Ended
	December 31,		December 31,
	2018	2017	2018	2017
	(Dollars in thousands)		(Dollars in thousands)
	(Unaudited)		(Unaudited)
Reconciliation of adjusted EBITDA:
Net income attributable to Textainer Group Holdings Limited common shareholders	$12,241	$17,211	$50,378	$19,365
Adjustments:
Interest income	(556)	(205)	(1,709)	(613)
Interest expense	36,589	29,089	138,427	117,475
Write-off of unamortized deferred debt issuance costs and bond discounts	—	84	881	7,550
Realized (gain) loss on interest rate swaps, collars and caps, net	(1,287)	(296)	(5,238)	1,191
Unrealized loss (gain) on interest rate swaps, collars and caps, net	8,038	(2,881)	5,790	(4,094)
Gain on insurance recovery	(8,692)	—	(8,692)	—
Costs associated with departing senior executives	—	—	2,368	—
Income tax expense	763	1,187	2,025	1,618
Net income attributable to the noncontrolling interests	547	1,125	3,872	1,377
Depreciation expense	61,134	55,437	235,705	231,043
Container impairment	8,221	1,591	26,775	8,072
Amortization expense	502	1,045	3,721	4,092
Impact of reconciling items on net income attributable to the noncontrolling interests	(2,500)	(2,774)	(11,213)	(12,535)
Adjusted EBITDA	$115,000	$100,613	$443,090	$374,541

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2019

Textainer Group Holdings Limited

/s/ OLIVIER GHESQUIERE
Olivier Ghesquiere
President and Chief Executive Officer